ElectroniXiQ, Inc



ANNUAL REPORT

88 North Avondale Rd. #506
Avondale Estates, GA 30002
(310) 401-4977
www.teamxiq.com

This Annual Report is dated March 19,2020.

BUSINESS

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, the Stinger, replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The Stinger generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger app interfaces with the Stinger unit to provide secured mobile activation and user engagement. The company is currently developing additional features and technologies compatible with existing Stinger models, as well as future hardware and/or software.

Previous Offerings

There were no offerings during 2019.

In 2018, the company raised a total $13,920 through a Regulation Crowd Funding campaign on the platform StartEngine, resulting in the issuance of 14,146 non-voting common shares @ $0.001 par value to 48 investors. Per share price varied from $0.91 to $1.00. Net cash proceeds for this raise were $11,762 ($13,920 net of fees).

REGULATORY INFORMATION

The company has <u>not</u> previously failed to comply with the requirements of Regulation Crowdfunding.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Highlights

	2019	**2018**
Total Assets	$103,268	$75,565
Cash & Cash Equivalents	$7,521	$15,605
Accounts Receivable	$22,900	$0
Short-term Debt	$68,032	$70,354
Long-term Debt	$136,908	$110,263
Revenues / Sales	$72,137	$23,161
Costs of Goods Sold	$39,231	$12,244
Taxes Paid	$0	$0
Net Income/(Loss)	**($63,029)**	**($63,954)**

Revenues

2019 sales of **$72,137** were 211% higher than 2018 sales of $23,161. The company sold 664 stinger units in 2019 versus 102 in 2018. The additional 562 units came from an exclusive distribution agreement with Nivel Parts & Manufacturing.

Cost of sales

2019 cost of sales were $39,231 versus $12,244 in 2018. The increase is primarily due to higher unit sales volume in 2019. Cost of sales includes COGS, outsourced direct labor & assembly, manufacturing overhead related costs, shipping and other direct costs. COGS include core components used in the assembly of each unit: plastic enclosure, PCB (printed circuit board), and keypads, along with other components (cables, fuses, bolts/nuts, etc.).

Gross margins

2019 gross profit was $32,906 (46% margin) versus $10,917 (47% margin) in 2018.

Expenses

2019 expenses of $81,127 were 36% higher than 2018 expenses of $59,596. Included in this "Expenses" category are general administrative expenses, sales and marketing, and R&D expenses. 2019 general and administrative expenses were 76% or $21K higher than 2018. Most of this increase comes from a full year of product liability insurance expense. Sales and marketing expenses were 10% higher in 2019, primarily due to increased business development and promotional efforts. R&D related expenses were $3K lower in 2019.



Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $7,521. [*The Company intends to raise additional funds through an equity financing.*]

Debt

	2019	2018
Current Liabilities		
Accounts Payable	$3,605	$0
Lines of Credit		
Capital One Business Credit Card	$10,638	$11,639
Kabbage Line of Credit	$0	$0
Sub-total Lines of Credit	$10,638	$11,639
Current Portion- Long Term Debt		
Convertible Notes	$35,000	$38,500
Accrued Interest	$9,100	$9,431
Sub-total Current Portion of LTD	$44,100	$47,931
Other		
Related Party Loan (Steven Hickson)	$9,568	$9,568
Other	$122	$1,216
Sub-total Other	$9,690	$10,784
Total Current Liabilities	$68,032	$70,354
Long Term Liabilities		
Convertible Notes- net of current portion	$127,000	$100,000
Accrued Interest	$9,908	$10,263
Total Long-Term Liabilities	$136,908	$110,263
Total Debt	**$204,940**	**$180,617**

As of December 31, 2019, the company's debt was primarily composed of $181K ($162K principal and $19K accrued interest) in convertible notes. The notes bear an interest rate of 10% per annum and varied maturity dates ranging from March 21, 2020 to September 18, 2022. Interest on these notes are accrued monthly but will be paid in arrears at maturity. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section. Equity conversion of these notes is triggered by a qualified equity raise of at least $500K or maturity of the convertible note.

During 2019, 8 convertible notes totaling $50,050 (principal plus accrued interest) matured. As per Section 4 of the Convertible Note Agreement, each note holder elected to convert their notes (principal plus accrued interest) into common shares. The conversion resulted in 57,499 common shares issued to each of these 8 convertible notes holders

The company also uses a business credit card issued by Capital One, As of December 31, 2019, the balance on this credit card was $10,638.



DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Karlos Walkes	Founder, President, Director, CEO
Florien Meier	Founder, Vice President, Director, CTO
Steven Hickson	Director, CFO
Steve Vick	Director, VP of Engineering

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock, Voting	Karlos Walkes	978,773 shares		40.93%
Common Stock, Voting	Florian Meier	978,773 shares		40.93%

RELATED PARTY TRANSACTIONS

As of December 31, 2019, the company had only one related party transactions: an interest-free loan for $9,568 from Steven Hickson, the company CFO and a Shareholder.

The interest free loan from Steven Hickson is to be repaid by the company as cash flow permits. In connection with this loan, Steven Hickson was issued a Warrant granting him the right to purchase up to $19,000 worth of equity shares in the company within a year following the next round of priced equity raise. The warrant carries a 50% discount over the price equity raise price per share.

Steven Hickson's loan has been recorded under "Other" on the current liabilities section of the balance sheet.



OUR SECURITIES

The company authorized the issuance of 90,000,000 shares of common stock, of which 48,000,000 are designated as voting common stock with par value of $0.01 per share, and 2,000,000 are designated a non-voting with no par value.

As of December 31, 2018, 2,391,491 shares of common stock are outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws:

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.
(b) Voting Rights.
(i) Voting Common Stock. Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.
(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).



The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 19, 2020.

ElectroniXiQ, Inc.

By   /s/ *K.J.Walkes*
_____

Name: __Karlos Walkes_____

Title: Chief Executive Officer



Exhibit A ----- **FINANCIAL STATEMENTS**

ElectroniXiQ, Inc

BALANCE SHEET (unaudited)

As of 12/31/2019

	12/31/2019	12/31/2018
Assets		
Current assets		
Cash	$7,521	$15,605
Accounts receivable	$22,900	$0
Inventory	$35,731	$18,870
Prepaid expense	$4,837	$5,018
Other current assets	$0	$0
Total current assets	**$70,988**	**$39,494**
Property and equipment, net	$4,783	$7,174
Intangible assets, net	$27,497	$28,897
Other assets	$0	$0
Total assets	**$103,268**	**$75,565**
Liabilities & Equity		
Current liabilities		
Accounts payable	$3,605	$0
Lines of credit	$10,638	$11,639
Deferred revenue	$0	$0
Notes payable- current	$44,100	$47,931
Other	$9,690	$10,784
Total current liabilities	**$70,354**	**$70,354**
Notes payable- long term, net of current portion	$136,908	$110,263
Total liabilities	**$180,617**	**$180,617**
Equity		
Contributions	$0	$0
Common Stock	$23,788	$23,213
Additional Paid-In-Capital	$174,924	$109,090
Discount on Common	($22,558)	($22,558)
Treasury Stock	$1,048	$1,048
Retained Earnings (Accumulated Losses)	($215,845)	($151,891)
Current Period Income (loss)	($63,029)	($63,954)
Total Equity	**($101,672)**	**($105,052)**
Total liability and equity	**$103,268**	**$75,565**

XiQ

ElectroniXiQ, Inc
STATEMENT OF OPERATIONS (unaudited)
For the year ended December 31, 2019 and 2018

	Total 2019	Total 2018
Revenues	$72,137	$23,161
Cost of revenues	$39,231	$12,244
Gross profit	$32,906	$10,917
Operating expenses		
General and administrative	$53,742	$30,581
Sales and marketing	$10,987	$10,001
Research & development	$16,398	$19,014
Total operating expenses	$81,127	$59,596
Operating income/ (loss)	($48,220)	($48,679)
Other (income)/ expense		
Interest expense	$13,666	$15,913
Other miscellaneous expense	$1,143	($639)
Total other (income) expense	$14,809	$15,275
Net income (loss)	**($63,029)**	**($63,954)**

ElectroniXiQ, Inc
STATEMENT OF CASH FLOWS
(unaudited)

For the year ended December 31, 2019

	2019
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (loss)	($63,029)
Adjustments to reconcile net income (loss) to net cash	
Depreciation and amortization	$14,178
Stock Based Compensation	$16,358
Changes in operating activities	
Accounts receivable	($22,900)
Inventory	($16,860)
Prepaid expenses & other	($182)
Accounts payable	$3,605
Other payables	$9,132
Net cash used in operating activities	($59,698)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	$0
Purchase of intangible assets	($10,387)
Deposits and other	$0
Net cash used in investing activities	($10,387)
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from notes payable	$62,000
Other	$0
Net cash provided from financing activities	$62,000
Increase (decrease) in cash	($8,085)
Cash at beginning of year	$15,605
Cash at end of year	$7,521

CERTIFICATION

I, Karlos Walkes, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of Electronixiq, Inc. included in this Report are true and complete in all material respects.

KFWalkes

Principal Executive Officer